Exhibit (a)(5)(b)

FARUQI & FARUQI, LLP

David E. Bower SBN 119546

10866 Wilshire Boulevard, Suite 1470

Los Angeles, CA 90024

Telephone: 424-256-2884

Facsimile: 424-256-2885

Email: dbower@faruqilaw.com

Attorneys for Plaintiff

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN DIEGO

HILARY COYNE, On Behalf of Herself and All Others Similarly Situated,

Case No.

Plaintiff,	CLASS ACTION COMPLAINT

v.	1. BREACH OF FIDUCIARY DUTY

WEBSENSE, INC., JOHN MCCORMACK, JOHN B. CARRINGTON, CHARLES M. BOESENBERG, BRUCE T. COLEMAN, JOHN F. SCHAEFER, MARK S. ST.CLARE, GARY E. SUTTON, PETER C. WALLER, VISTA EQUITY PARTNERS, VISTA EQUITY PARTNERS FUND IV, L.P., TOMAHAWK ACQUISITION, LLC, and TOMAHAWK MERGER SUB, INC.,	2. AIDING AND ABETTING JURY DEMAND

Defendants.

Plaintiff Hilary Coyne (the “Plaintiff”), by her attorneys, alleges upon information and belief except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of herself and all other similarly situated public stockholders of Websense, Inc. (“Websense” or the “Company”) to enjoin the acquisition (the “Buyout”) of the publicly owned shares of Websense common stock by Vista Equity Partners Fund IV, L.P. (“Vista”) through its beneficially owned affiliates Tomahawk Acquisition, LLC (“Tomahawk Acquisition”) and Tomahawk Merger Sub, Inc. (“Merger Sub”). In pursuing the Buyout, each of the Defendants has violated applicable law by directly breaching

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

and/or aiding breaches of fiduciary duties of loyalty and due care owed to Plaintiff and the other public stockholders of Websense.

2. On May 20, 2013, Websense announced that they entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Vista will acquire Websense. The Buyout has been approved by Websense’s Board of Directors (the “Board”). Under the terms of the Buyout, Websense’s stockholders will receive $24.75 in cash for each share of Websense common stock through a tender offer. The transaction is valued at approximately $906 million.

3. Plaintiff brings this action to redress the harm done to herself and to the other public Company stockholders as a consequence of the various breaches of fiduciary duty by the Individual Defendants in the process that produced the Buyout.

4. As alleged in detail herein, Defendants utilized a process wherein the parties to the Buyout ensured the sale of Websense to Vista on terms preferential to Vista, but detrimental to Plaintiff and the other public stockholders of Websense. Vista is now set to take control of the Company, which has become a global leader in protecting organizations from the cyber attacks and data theft. The Buyout was designed to benefit Websense’s insiders, who are expected to remain in place as the management team of the surviving corporation following the close of the Buyout.

5. Also as part of this flawed process, Websense hired a conflicted financial advisor, Bank of America Merrill Lynch (“Bank of America”), which has recently provided a $615 million loan to help Vista buyout Misys Plc in 2012.

6. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

JURISDICTION AND VENUE

7. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with California so as to render the exercise

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting the Individual Defendants’ breaches of their fiduciary duties owed to Websense stockholders occurred in this County. In addition, defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

9. Plaintiff is, and at all times relevant hereto was, a stockholder of Websense.

10. Defendant Websense is a corporation duly organized and existing under the laws of the State of Delaware. Websense maintains its principal executive offices at 10240 Sorrento Valley Road, San Diego, California 92121. Websense offers security solutions to protect organizations from cyber attacks and data theft. Websense trades on the NASDAQ under the ticker symbol “WBSN.” Websense is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by the Individual Defendants, in violation of their fiduciary duties to Plaintiff and the other stockholders of Websense.

11. Defendant John McCormack (“McCormack”) has been Websense’s CEO and director since January 2013.

12. Defendant John B. Carrington (“Carrington”) has served as a director and Chairman of the Board of Websense since June 1999. Carrington was previously the CEO of Websense from May 1999 through January 2006 and President from May 1999 through January 2003 and again from August 2005 through January 2006.

13. Defendant Bruce T. Coleman (“Coleman”) has been a director of Websense since 1998. Colman served as the Company’s interim CEO from 1998 through 1999. Coleman is a

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

14. Defendant Charles M. Boesenberg (“Boesenberg”) has been a director of Websense since January 2013. Boesenberg is a member of the Audit Committee.

15. Defendant John F. Schaefer (“Schaefer”) has been a director of Websense since May 2001. Schaefer is Chair of the Audit Committee and a member of the Compensation Committee.

16. Defendant Mark S. St.Clare (“St.Clare”) has been a director of Websense since October 2002.

17. Defendant Gary E. Sutton (“Sutton”) has been a director of Websense since June 1999. Sutton is Chair is Nominating and Governance Committee and member of the Audit Committee.

18. Defendant Peter C. Waller (“Waller”) has been a director of Websense since March 2001. Walker is Chair of the Compensation Committee and a member of the Nominating and Governance Committee.

19. Defendants McCormack, Carrington, Boesenberg, Coleman, Schaefer, St.Clare, Sutton and Waller are referred to herein as the “Individual Defendants”.

20. Defendants Vista is an investment fund affiliated with Vista Equity Partners.

21. Defendant Vista Equity Partners (collectively with Vista, “Vista”) is a private equity firm with offices in San Fransico, Chicago and Austin.

22. Defendant Tomahawk Acquisition is a Delaware limited liability company which was formed solely for the purpose of entering into the Merger Agreement and has not conducted any business operations other than those incident to its formation. Tomahawk Acquisition is beneficially owned by affiliates of Vista.

23. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition. Merger Sub was formed solely for the purpose of entering into the Merger Agreement and has not conducted any business operations other than those incident to its formation. Merger Sub is beneficially owned by affiliates of Vista.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

24. Collectively, the Individual Defendants, Vista, Tomahawk Acquisition and Merger Sub are referred to herein as “Defendants.”

DUTIES OF THE INDIVIDUAL DEFENDANTS

25. By reason of their positions as officers and/or directors of the Company and because of their ability to control the business and corporate affairs of the Company, the Individual Defendants owed the Company and its stockholders the fiduciary obligations of good faith, trust, loyalty, candor, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Company and its stockholders so as to benefit all stockholders equally and not in furtherance of their personal interest or benefit.

26. Each director and officer of the Company owes to the Company and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

27. The Individual Defendants, because of their positions of control and authority as directors and/or officers of the Company, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

28. At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of Websense, and was at all times acting within the course and scope of such agency.

29. To discharge their duties, the officers and directors of the Company were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Company. By virtue of such duties, the officers and directors of the Company were required to, among other things:

(a) exercise good faith in ensuring that the affairs of the Company were conducted in an efficient, business-like manner so as to make it possible for the Company to provide the highest level of performance;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(b) exercise good faith in ensuring that the Company was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements, including acting only within the scope of its legal authority; and

(c) when placed on notice of illegal or imprudent conduct committed by the Company or its employees, exercise good faith in taking appropriate measures to prevent and correct such conduct.

CLASS ACTION ALLEGATIONS

30. Plaintiff brings this action on behalf of herself and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

31. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of April 30, 2013, there were approximately 37 million shares of Websense common stock issued and outstanding and not owned by Defendants;

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(d) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

32. There are questions of law and fact that are common to the Class including, inter alia, the following:

(a) Whether Defendants breached their fiduciary duties of due care and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the process implemented and set forth by the Defendants for the Buyout is fair to the members of the Class;

(c) Whether the Vista, Tomahawk Acquisition and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(d) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

SUBSTANTIVE ALLEGATIONS

Background of the Company

33. Corporate America is under the near-constant assault from cyber attacks that harm websites and steal intellectual property. To combat these potential threats, tens of thousands of companies use the products made by Websense, which has become a global leader in protecting organizations from cyber attacks and data theft. Through its TRITON security platform, the Company provides unified internet, email and data security solutions designed to protect an organization’s data and users from external and internal threats, including cyber threats, malware attacks, information leaks, legal liability and productivity losses.

34. The Company is currently transitioning from its roots as blocking inappropriate websites in the workplace into a provider of broader online-security services. According to

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Bloomberg, the content security market is worth about $5 billion to $6 billion, compared with less than $1 billion for web-content filtering.

35. With this new strategy in play, the Company has started seeing record results and is constantly exceeding analyst expectations. Specifically, the Company’s success has been demonstrated in its favorable financial results and its award winning TRITON security platform.

36. On January 29, 2013, Websense released its fourth quarter and fiscal year 2012 which reflected record billings and the continued strength of the Company’s TRITON security platform. In particular, Websense reported record fourth quarter billings of $122 million, and TRITON solutions billings of $83.7 million, an increase of 23% compared to the fourth quarter of 2011.

37. Commenting on these results, McCormack stated:

Our record fourth quarter billings demonstrate the success of our strategic initiatives and the Websense® TRITON™ platform . . . The strength in the quarter was driven by a 23 percent year-over-year increase in TRITON solution billings and double-digit year-over-year growth in new customer sales. These results confirm the traction we have established in the content security market as we evolve our web, email, mobile and data security solutions. Looking to the future, we are focused on continued growth, consistent execution, and extension of the TRITON platform ecosystem through strategic partnerships.

38. On February 26, 2013, Websense issued a press released titled, “Websense TRITON Trumps All Vendors Within Independent Security Effectiveness Test.” The press release stated that Miercom, a well-respected worldwide testing service, recently conducted one of the largest independent tests of real-world threat protection capabilities of web security systems. The results of the tested showed that Websense demonstrated superior security effectiveness, threat detection and mitigation capabilities over the other tested systems from competitors such as Blue Coat Systems, Inc., Cisco, McAfee, Palo Alto Networks and FireEye, Inc.

39. On March 13, 2013, the Company announced that its TRITON platform won two 2013 SC Magazine Awards U.S. – Best Web Content Management and Best Regulatory Compliance. Websense won the Best Web Content Management Solution award over hundreds of vendor entries and won Best Regulatory Compliance Solution with more than 1,700 pre-defined, industry-specific compliance templates and policies for data loss prevention.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

40. On April 25, 2013, Websense released its first quarter 2013 financial results which again reflected record billings and the continued strength of the Company’s TRITON security platform. In particular, the Company reported record first quarter billings of $81.8 million, and TRITON solutions billings of $54.7 million, an increase of 11.6% compared to the first quarter of 2012.

41. Commenting on these results, McCormack stated:

Our first quarter results reflect the continued strength of our Websense® TRITON® solutions, which increased 11.6 percent year-over-year and represented 67 percent of total billings in the quarter . . . We are particularly pleased with the 19 percent increase in transactions greater than $100k. This demonstrates the strength of our core business and the appeal of TRITON to our larger enterprise target customers. Our recent sales expansion is already showing benefits with an increased sales pipeline for the second quarter and the rest of the year. We remain confident in our ability to execute successfully on the growing market opportunity for advanced security solutions, and to deliver sustained and profitable billings growth.

42. Rather than allow Websense’s common stock to trade freely and permit its public stockholders to share in the benefits of the Company’s growth prospects based on its new strategies, the Individual Defendants have acted for the benefit of Vista and Company insiders, and to the detriment of the Company’s public stockholders, by entering into the Buyout. In so doing, the Individual Defendants have agreed to an all-cash transaction that cashes out Websense’s stockholders at a time when Websense is primed for substantial future growth.

The Buyout

43. On May 20, 2013, Websense issued press release announcing that the Company had entered into the Merger Agreement, pursuant to which Vista will acquire Websense for $24.75 in cash for each share of Websense common stock through a tender offer.

44. The $24.75 per share agreed to in the Buyout is a woefully inadequate price, and Defendants’ rationale for a premium price implying a fair price is unsound. The Buyout comes at a time where Websense’s recent and future success is not being accurately reflected in its current price per share. According to The Wall Street Journal, analysts say that internet-security companies are in demand as companies seek protection from cyber thieves trying to steal corporate information or national-security secrets. Likewise, according to Bloomberg, Daniel Ives, an analyst at FBR

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Capital Markets & Co., stated that “[t]oday’s deal validates Websense’s new focus and the growing importance of the security software industry . . . [t]his morning’s acquisition speaks to the value of security software in the overall tech food chain as we believe a surge of M&A activity is poised to hit the sector over the next six to 12 months[.]”

45. Here, the Buyout offers a significantly lower premium when compared to other recent buyouts of other online security companies. For example, in December 2011, the private equity firm Thoma Bravo, LLC offered to buyout Blue Coat Systems, Inc. (“Blue Coat”) in transaction valued at approximately $1.3 billion. Under the terms of the agreement, Blue Coat stockholders received a premium of approximately 48% over Blue Coat’s closing price the day before the announcement and a premium of approximately 62% over the 60-day trailing average for the period before the announcement of the buyout. Here, Websense stockholder’s are only receiving a premium of about 29% over Websense’s closing price the day before the announcement of the Buyout and a 53% premium to Websense’s average closing price over the past 60 days prior to the announcement of Buyout.

46. With Websense’s change in strategies leading to increased financial results, it comes as no surprise that analysts see value in the stock. According to a research report issued by TheStreetRatings, the Company is rated as a “buy” because its “strengths can be seen in multiple areas, such as its increase in net income, good cash flow from operations, impressive record of earnings per share growth, expanding profit margins and notable return on equity.” Additionally, based on the Company’s performance Standard & Poor’s rated the Company as a “hold” in its research report.

47. In stark contrast to the inadequate consideration offered to Websense stockholders, the Individual Defendants, and other key Company executives fare far better under the terms of the Buyout. As disclosed in Websense’s press release announcing the Buyout, “Websense senior management is expected to continue with the company. . . .” Thus, the Individual Defendants cannot now claim independence as their judgment favors the Buyout.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

The Buyer-Friendly Terms of the Merger Agreement

48. On May 21, 2013, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to the typical buyer-friendly deal terms, including a termination fee of up to $34.5 million and up to $4.9 million in expenses and a “no solicitation provision” that decrease the chance that a competing bidder emerges.

49. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s stockholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Websense stockholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

The Conflicted Financial Advisor

50. Compounding the inadequacy of the price, Websense hired a financial advisor, Bank of America, who has professional and financial ties to Vista. In 2012, Vista lined up loans totaling $1.775 billion to back its buyout of Misys Plc., a provider of banking enterprise software. The debt consisted of a $1.16 billion first lien loan facility – loans that have first priority and are secured on the assets of a company – and a $615 million unsecured loan from Bank of America. According to Bloomberg, the $615 million unsecured loan is expected to yield 12% and could not be refinanced for the first three years.

51. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their Websense common stock in the Buyout.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties against Individual Defendants

52. Plaintiff repeats and realleges each and every allegation set forth herein.

53. The Individual Defendants have violated the fiduciary duties owed to the stockholders of Websense. These Defendants have failed to take adequate measures to ensure that the interests of Websense stockholders are properly protected and have embarked on a process that avoids competitive bidding and provides Vista with an unfair advantage by effectively excluding other alternative proposals.

54. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Websense investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

55. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

56. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Websense stock and businesses, and will be prevented from obtaining a fair price for their common stock.

57. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against

Vista, Tomahawk Acquisition and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

58. Plaintiff repeats and realleges each allegation set forth herein.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

59. The Individual Defendants breached their fiduciary duties to the Websense stockholders by the wrongful actions alleged herein.

60. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of the Vista, Tomahawk Acquisition and Merger Sub, which, therefore, aided and abetted such breaches through entering into the Buyout.

61. Vista, Tomahawk Acquisition and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Websense stockholders.

62. Vista, Tomahawk Acquisition and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Websense stockholders.

63. As a result of the Vista, Tomahawk Acquisition and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

64. Unless enjoined by the Court, Vista, Tomahawk Acquisition and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

65. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as Class representative and her counsel as Class counsel;

B. Permanently enjoining the Defendants and all those acting in concert with them from consummating the Buyout;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

C. To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit the ability of the Company stockholders to maximize the value they will receive for their Company shares;

E. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: May 21, 2013	FARUQI & FARUQI, LLP

By: /s/ David E. Bower
David E. Bower
10866 Wilshire Boulevard, Suite 1470
Los Angeles, CA 90024
Telephone: 424-256-2884
Facsimile: 424-256-2885
Email: dbower@faruqilaw.com

FARUQI & FARUQI, LLP
Juan E. Monteverde
369 Lexington Avenue, Tenth Floor
New York, NY 10017
Telephone: 212-983-9330
Facsimile: 212-983-9331
Email: jmonteverde@faruqilaw.com

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

GARDY & NOTIS, LLP

James S. Notis

Charles A. Germershausen

560 Sylvan Avenue

Englewood Cliffs, NJ 07632

Telephone: 201-567-7377

Facsimile: 201-567-7337

Email: jnotis@gardylaw.com

           cgermershausen@gardylaw.com

Attorneys for Plaintiff

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY